

101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
              212-815-3235
Associate: William Herrmann
              212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Certificateholder Monthly Distribution Summary

Class	Cusip	Class Description	Certificate Rate Type	Beginning Balance	Pass Through Rate (%)	Principal Distribution	Interest Distribution	Total Distribution	Current Realized Losses	Ending Balance	Cumulative Realized Losses
Note EQ INT	32051GZ73	Senior Residual	Var-Act/360 Var-Act/360	254,615,353.31 0.00	5.480000 0.000000	6,181,046.94 0.00	1,279,017.79 0.00	7,460,064.73 0.00	0.00 0.00	248,434,306.37 0.00	0.00 0.00
Totals				254,615,353.31		6,181,046.94	1,279,017.79	7,460,064.73	0.00	248,434,306.37	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Principal Distribution Detail

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Scheduled Principal Distribution	Net Principal Distribution	Current Realized Losses	Ending Certificate Balance	Ending Certificate Factor
Note	32051GZ73	299,800,000.00	254,615,353.31	6,181,046.94	6,181,046.94	0.00	248,434,306.37	0.82866679910
EQ INT		0.00	0.00	0.00	0.00	0.00	0.00	0.00000000000
Totals		299,800,000.00	254,615,353.31	6,181,046.94	6,181,046.94	0.00	248,434,306.37	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
 212-815-3235
Associate: William Herrmann
 212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Interest Distribution Detail

Class	Beginning Certificate Balance	Pass Through Rate (%)	Effective Coupon (%)	Current Interest	Total Interest Due	Net Rate Carryover Paid	Net Interest Shortfall	Interest Paid	Net Rate Carryover After Dist.
Note EQ INT	254,615,353.31 0.00	5.480000 0.000000	5.480000 0.000000	1,279,017.79 0.00	1,279,017.79 0.00	0.00 0.00	0.00 0.00	1,279,017.79 0.00	0.00 0.00
Totals	254,615,353.31			1,279,017.79	1,279,017.79	0.00	0.00	1,279,017.79	0.00



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Current Payment Information
Factors per $1,000

Class	Cusip	Original Certificate Balance	Beginning Certificate Balance	Principal Distribution	Interest Distribution	Ending Certificate Balance	Pass Through Rate (%)
Note	32051GZ73	299,800,000.00	849.284033726	20.617234629	4.266236796	828.666799097	5.480000
EQ INT		0.00	0.000000000	0.000000000	0.000000000	0.000000000	0.000000
Totals		299,800,000.00	849.284033722	20.617234623	4.266236791	828.666799099	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Pool Level Data

Distribution Date		11/27/06
Cut-off Date		03/01/06
Record Date		10/31/06
Determination Date		11/18/06
Accrual Period 30/360	Begin	10/01/06
	End	11/01/06
Number of Days in 30/360 Accrual Period		30
Accrual Period Actual Days	Begin	10/25/06
	End	11/27/06
Number of Days in Actual Accrual Period		33

Interest Details on Classes	
One-Month Libor Rate	5.32000%
Available Funds Rate	6.93323%
Class A Coupon	5.48000%
Libor Carryover Amount Paid	0.00
Libor Carryover Amount Remaining	0.00

Collateral Detail	

Original Mortgage Loan Details

Original Aggregate Loan Count	6,043
Original Stated Principal Balance	299,803,477.46
Original Weighted Average Mortgage Rate	7.56382%
Original Weighted Average Net Mortgage Rate	7.05782%
Original Weighted Average Remaining Term	233
Original Invested Amount	299,803,477.46

Current Mortgage Loan Details

Beginning Aggregate Loan Count	4,943
Ending Aggregate Loan Count	4,811
Beginning Pool Stated Principal Balance	257,798,566.74
Principal Collected	13,160,004.36
Draws	7,437,173.17



The BANK of NEW YORK
101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Charge Offs	93,900.05
Ending Pool Stated Principal Balance	251,981,835.50
Beginning Invested Amount	257,798,566.74
Ending Invested Amount	252,075,735.55
Beginning Weighted Average Mortgage Rate	8.42839%
Beginning Weighted Average Net Mortgage Rate	7.92239%
Ending Weighted Average Mortgage Rate	8.41811%
Ending Weighted Average Net Mortgage Rate	7.91211%
Beginning Weighted Average Remaining Term to Maturity	226
Ending Weighted Average Remaining Term to Maturity	225

Collections

Interest Collections

Interest Collected	1,875,643.73
Net Recoveries	0.00
Other Amounts Allocated to Interest	0.00
Total Interest Collections	1,875,643.73
Less: Servicer Fee	107,416.07
Total Net Interest Collections	1,768,227.66

Principal

Principal Collected	13,160,004.36
Other amounts allocated to Principal	0.00
Total Principal Collections	13,160,004.36

Investor Amounts

Beginning Investor Amount	257,798,566.74
Floating Allocation Percentage	100.000%
Net Interest Collections	1,768,227.66
Invested Interest Collections	1,768,227.66
Principal Collections	13,160,004.36
Principal Draws	7,437,173.17



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
            212-815-3235
Associate: William Herrmann
            212-815-7080

First Horizon Asset Securities Inc.

First Horizon ABS Trust 2006-HE1

First Horizon HELOC Notes, Series 2006-HE1

The Bank of New York, as Trustee

Investor Principal Distribution Amount	5,722,831.19
Investor Charge Offs	0.00
Ending Investor Amount	252,075,735.55
Rapid Amortization Event	NO

Prior to March 2011, the Investor Principal Distribution Amount will be excess of Prin Collected over Draws, if any.
The Investor Principal Distribution Amount shall be reduced by the OC Reduction Amount, if any.

Distribution Account	

	Beginning Balance	0.00
Deposits	Available Funds	7,491,058.85
	Other Deposits Required by the SSA	0.00
	Total Deposits	7,491,058.85
Withdrawals	To the Trustee, the Trustee Fee	1,288.99
	To the Insureer, the Premium	29,705.12
	To the Classes, Principal and Interest	7,460,064.73
	Total Withdrawals	7,491,058.85
	Ending Balance	0.00

Mortgage Prepayment Details	

Aggregate Pool Prepayment Amount (Gross)	13,253,904.41
Gross CPR	46.91983%
Aggregate Pool Prepayment Amount (Net)	5,816,731.24
Net CPR	23.95602%
Draw Amount	7,437,173.17
Draw Rate	29.62112%

Fees of the Trust	



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Gross Master Servicing Fee	107,416.07
Net Master Servicing Fee	107,416.07
Trustee Fee	1,288.99
Excess Master Servicing Compensation	0.00
Bond Insurance Premium	29,705.12
Total Net Loan Fees	138,410.19

Servicer Advances

Principal Advances	0.00
Interest Advances	0.00
Total Advances	0.00

Advances made with Regard to the Mortgage Loans Other than Prinicpal and Interest on Delinquent Payments   NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Collateral Tests

Delinquency Step-Down Test

Rolling Delinq Pct	0.189%
Delinq Step-Down Trigger	8.000%
Pass Delinq Test	YES

Cumulative Charge-Off Step-Down Test

Cumu Charge-Off Pct	0.000%
Cumu Charge-Off Pct Test	0.000%
Pass Cumu Charge-Off Pct Test	NO

Excess Spread Step Up Event

Three Month Rolling Avg Excess Spread	2.138%
Has Excess Spread Step Up Event Occurred	NO

Specified OC Amount

Step-Down Date	NO
Step-Down Test Satisfied	NO
Excess Spread Step Up Event, Cond 1	NO
Excess Spread Step Up Event, Cond 2	NO
Base OC Amount	5,696,266.07
Step Down Base OC Amount	0.00
Step Up Base OC Amount, Cond1	0.00
Step Up Base OC Amount, Cond2	0.00
Specified OC Amount	5,696,266.07



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
             212-815-3235
Associate: William Herrmann
             212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

OC Details	
Specified OC	5,696,266.07
Excess Spread	458,215.75
Excess Spread Distributable	0.00
Excess OC	0.00
OC Reduction	0.00
Ending OC Amount	3,547,529.13
Ending OC Deficiency	2,054,836.89

OC building begins in May 2006



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
212-815-3235
Associate: William Herrmann
212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Delinquency Information

Delinquency Information

	30-59 Days				60-89 Days				90+ Days			
	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %
Group 1	15	0.31179%	1,202,811.71	0.47734%	2	0.04157%	82,375.39	0.03269%	3	0.06236%	338,405.26	0.13430%

	Foreclosure				Bankruptcy				REO			
	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %	Loan Count	Loan Count %	Balance	Balance %
Group 1	0	0.00000%	0.00	0.00000%	2	0.04157%	66,970.17	0.02658%	0	0.00000%	0.00	0.00000%

Realized Loss Detail

Current Period Realized Losses	93,900.05
Cumulative Realized Losses	93,900.05
Total Liquidated Loan Balance	93,900.05
Total Liquidated Proceeds	0.00
Subsequent Recoveries	0.00

Loan ID	Liquidation Balance	Liquidation Proceeds	Realized Loss	Date
Group I				
396398378	93,900.05	0.00	93,900.05	

Material Changes to Pool Assets Disclosure

Material Modifications, extensions or waivers to pool asset tems, fees, penalties or payments	NONE
Material breaches of pool asset representations or warranties or transaction convenants	NONE



101 Barclay Street, 8 West
New York, NY 10286

Officer: Kelly Crosson
           212-815-3235
Associate: William Herrmann
           212-815-7080

First Horizon Asset Securities Inc.
First Horizon ABS Trust 2006-HE1
First Horizon HELOC Notes, Series 2006-HE1
The Bank of New York, as Trustee

Issuance Coupon		Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =	5.000000000000	0	0.000	0.00	0.000
5.000000000000 -	5.501000000000	0	0.000	0.00	0.000
5.501000000000 -	6.001000000000	0	0.000	0.00	0.000
6.001000000000 -	6.501000000000	0	0.000	0.00	0.000
6.501000000000 -	7.001000000000	249	5.013	19,520,070.31	7.747
7.001000000000 -	7.501000000000	1936	38.977	97,758,227.47	38.796
7.501000000000 -	8.001000000000	935	18.824	67,639,813.96	26.843
8.001000000000 -	8.501000000000	989	19.911	35,880,330.55	14.239
8.501000000000 -	9.001000000000	298	6.000	11,360,309.77	4.508
9.001000000000 -	9.501000000000	332	6.684	11,477,191.06	4.555
9.501000000000 -	10.001000000000	106	2.134	4,584,811.66	1.820
10.001000000000 -	10.501000000000	75	1.510	2,373,141.28	0.942
10.501000000000 -	11.001000000000	15	0.302	538,454.98	0.214
11.001000000000 -	11.501000000000	27	0.544	747,617.33	0.297
11.501000000000 -	12.001000000000	4	0.081	89,947.72	0.036
12.001000000000 -	12.501000000000	1	0.020	11,919.41	0.005
>	12.501000000000	0	0.000	0.00	0.000
Wgt Ave / Total:		**4967**	**100.000**	**251,981,835.50**	**100.000**

Update Term		Number of Items	Percent of Items	Principal Balance	Percent of Balance
< =	120	0	0.000	0.00	0.000
120 -	180	4	0.081	34,992.71	0.014
180 -	300	4958	99.819	251,642,926.16	99.866
300 -	360	5	0.101	303,916.63	0.121
>	360	0	0.000	0.00	0.000
Wgt Ave / Total:		**4967**	**100.000**	**251,981,835.50**	**100.000**